Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Plan Administrator

Total System Services, Inc.

2012 Employee Stock Purchase Plan

We consent to the incorporation by reference in the registration statement (No. 333-181790) on Form S-8 of Total System Services, Inc. of our report dated April 10, 2015, with respect to the statements of financial condition of the Total System Services, Inc. 2012 Employee Stock Purchase Plan (the “Plan”) as of December 31, 2014 and 2013 and the related statements of operations and changes in plan equity for each of the years in the two-year period ended December 31, 2014 and the period from inception (July 1, 2012) to December 31, 2012, which report appears in the December 31, 2014 annual report on Form 11-K of the Plan, included as Exhibit 99.1 to the December 31, 2014 annual report Form 10-K/A Amendment No. 1 of Total System Services, Inc.

/s/ KPMG LLP

Atlanta, Georgia
April 10, 2015